Exhibit 99.3

Siyata Mobile to Report Q2 2020 Financial Results on or Before October 13th, 2020

Montréal, Québec – September 30, 2020 – Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) (TSX-V:SIM) (FRA: WK3D) (“Siyata” or the “Company”) announces that it will publish results on or before October 13, 2020 to coincide with the financial filings for Q2 on the NASDAQ.

The Company wishes to provide an update with respect to the filing of the interim financial statements and related MD&A with respect to the interim period ended June 30, 2020. The Company will invoke the British Columbia Securities Commission BC Instrument 51-517 ("BCI 51-517") extending deadlines to file financial statements and MD&A's. Pursuant to BCI 51-517, the Company is relying on the relief therein for its financial statements for the interim financial period ended June 30, 2020, as required by Section 4.3 of National Instrument 51-102 and the related MD&A as required by section 5.1(2) of National Instrument 51-102.

The Company estimates that the interim financial statements and the related MD&A will be filed no later than October 13, 2020.

Until the Company has filed and announced the required financial statements and related MD&A, all management and other insiders are subject to the Company's share trading and black-out policy that reflects the principals in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the interim financial statements for the three-month period ended March 31, 2020 that were filed on June 30, 2020 other than what has been previously disclosed by the Company.

About Siyata

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PTT) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Visit www.siyatamobile.com and http://www.unidencellular.com/ to learn more.

On Behalf of the Board of Directors of:

SIYATA MOBILE INC.

Marc Seelenfreund

CEO

Investor Relations:

Arlen Hansen

Kin Communications

1-866-684-6730

SIM@kincommunications.com

Sales Department:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under the applicable laws.